

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Mr. James R. Offerdahl
Chief Financial Officer
Convio, Inc.
11501 Domain Drive, Suite 200
Austin, TX 78758

> **Re:** **Convio, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 11, 2011**
> **Forms 8-K Filed on February 3, 2011 and August 4, 2011**
> **File No. 001-34707**

Dear Mr. Offerdahl:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Selected Financial Data, page 45

1. We note your disclosure of Adjusted EBITDA for the years 2006 through 2010. However, we also note that you only provide reconciliations for the years 2008 through 2010 on page 57. In future filings please ensure that you provide the required disclosures, including reconciliations, for all periods presented. See Item 10(e)(1)(i) of Regulation S-K.

Mr. James R. Offerdahl
Convio, Inc.
August 19, 2011
Page 2

Form 10-Q for the Quarterly Period Ended June 30, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 5

2.   Please tell us more about the services provided in your multiple element arrangements that include subscription services. Please describe the nature of the services provided and tell us how you determined that these services have standalone value. See ASC 605-25-25-5.

Forms 8-K Filed on February 3, 2011 and August 4, 2011

3.   We note the bulleted disclosures on page 1 of your earnings releases where you have presented non-GAAP measures before or exclusive of your GAAP measures. Please consider revising future filings in order to give the GAAP measures more prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief